WhiteFlag App, Inc.



ANNUAL REPORT

HTC Aspire Hub, 509 9th Ave N

Myrtle Beach, SC 29577

0

http://whiteflagapp.com

This Annual Report is dated April 18, 2024.

BUSINESS

Company Overview

WhiteFlag App, Inc. ("WhiteFlag" or the "Company") is a free, customized, peer-to-peer support app where users instantly and anonymously connect with someone who has been through or is going through the same mental health struggles and challenges. Unlike other peer-to-peer apps on the market, WhiteFlag connects you with someone who has actually experienced your plight. We do not pay, train, certify, or coach anyone on how to talk with you like our competitors do. This allows for real, raw, unfettered connection with someone speaking from the heart and experience with no ulterior motive other than to provide you with support. Users on our app truly find out that they are not alone and that there is hope and peace on the other side of their fight.

When our community and user base are ready for revenue, we intend to provide them with information on much-needed and requested resources. We will do this in the form of advertising. Like other social networks on the market, the opportunity for revenue via advertising to a community like ours can generate millions and millions of dollars. We can do this all while providing information on useful and necessary resources to people who need them the most. Additionally, WhiteFlag will offer premium options where users can pay to opt-out of seeing advertisements if they so choose. Additional premium options include a subscription to chat 24/7 with a peer support specialist or even a therapist. We will also be offering our Platform as a Service model soon. Our PAAS option will allow for employers, first-responders, organizations, universities, insurance companies and the like to offer their employees or members a customized version of WhiteFlag strictly for them where they will instantly and anonymously connect with co-workers and/or fellow members who are going through the same things.

IP

We own the IP rights to the term "WhiteFlag" and "White Flag" as well as our logo and icon. Additionally, we own our unique matching algorithm and all of our code.

Previous Offerings

Name: Series Seed Preferred Stock

Type of security sold: Equity

Final amount sold: $800,000.00

Number of Securities Sold: 884,710

Use of proceeds: MVP, testing, launch, product market fit.

Date: September 30, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $880,000.00

Use of proceeds: Development, user acquisition, growth, brand, PR, expansion.

Date: January 25, 2023

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $850,000.00

Use of proceeds: General working capital purposes

Date: March 21, 2023

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

How long can the business operate without revenue:

As a pre-revenue social network with mental health benefits, WhiteFlag relies on our wonderful investors for the capital needed to reach our next milestones. Currently, WhiteFlag receives a guaranteed $210,000 check with no contingencies from a seasoned investor every three (3) months ending in April 2024. This money is presently enough to cover our expenses/cost/overhead for nearly a year. So, WhiteFlag can safely operate the business without revenue generation at least until April 2024.

At that time, our current investors have all shown interest in putting in more capital should we decide to continue to forgo revenue. With an anticipated year eclipsing 10X growth, WhiteFlag believes that we will be able to raise additional funding in the spring of 2024. All of our major investors (those who are in for over $100,000) have guaranteed that should we hit our growth milestones of 10X, capital will not be a problem. However, we do anticipate the ability to begin generating revenue before our current investment capital runs out in April of 2024.

Foreseeable major expenses based on projections:

Development, user acquisition, marketing, overhead (team salaries, insurance, day to day operations, etc). Our development runs us approximately 25% of our monthly budget. Our user acquisition and marketing runs us approximately 45% of our monthly budget and our overhead and day to day operations runs us approximately 30% of our monthly budget.

Future operational challenges:

We just finished our development transition to SendBird for our chat feature. This was a major milestone for our development in that we are not currently experiencing any major bugs, fixes, or issues with the main features of the app and our overall functionality. To date, we have spent over a million dollars on development and it has greatly paid off. Our app is working great and we do not foresee any future issues with its functionality. Other operational challenges have all been addressed. We have a tried and tested user acquisition strategy that we will begin deploying next month. Our team is filled with exceptional professionals who not only have experience in their field but also, real-life experiences with mental health. At this time, we do not foresee any operational challenges in the future.

Future challenges related to capital resources:

Our capital is deployed in 3 categories: development, user acquisition and marketing, and our day to day operations. Our budget for these 3 categories allows us not only to operate for the next year, but also, hit our growth and expansion goals. As of today, we do not see any future challenges related to capital resources. Our current investors understand our growth plans and have expressed interest in providing more capital as each milestone is hit, should we need the money.

Future milestones and events:

We believe we are on track to grow 10X over the next few months. We foresee this happening based on our user acquisition projections and data as well as how the overall app is functioning. Our next milestones are to reach 350,000 users by the end of this year (conservatively), expand the app's access to Canada, and add our next feature: The Resource Guide. Upon any or all of these milestones being reached, the value of the company will grow exponentially and our investors will deploy more capital into the company to keep us on our growth pace. We are comfortable with our current capital and do not anticipate running out before we start generating revenue and/or receiving our next investment.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $60,044.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Jonathan David McCoy & Trent Tinker

Amount Owed: $219,475.00

Interest Rate: 0.0%

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Patricia Pereira Felix Mccoy

Patricia Pereira Felix Mccoy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO

Dates of Service: August, 2020 - Present

Responsibilities: I'm responsible for invoice payments, social management, HR, team management. Salary: $55,000 per year

Other business experience in the past three years:

Employer: Venture Engineering

Title: Civil Engineer

Dates of Service: August, 2019 - August, 2020

Responsibilities: I was responsible for residential and commercial site planning, water distribution design, sanitary sewer design and permitting, stormwater master planning.

Name: Jeremy Chance Gilmore

Jeremy Chance Gilmore 's current primary role is with Consensus Real Estate . Jeremy Chance Gilmore currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Strategy Officer

Dates of Service: October, 2022 - Present

Responsibilities: My duties are to connect with investors and strategic partners that can help the company grow while staying true to its values. Salary: $8 per hour. 30,000 shares vesting October 2023 with 150,000 shares vesting 1/24th per month over the following 24 months.

Other business experience in the past three years:

Employer: Consensus Real Estate

Title: Vice President

Dates of Service: November, 2018 - Present

Responsibilities: Brokerage and Consulting in all facets of commercial real estate and business brokerage.

Name: Edward Dombrower

Edward Dombrower 's current primary role is with Curve10. Edward Dombrower currently services 75 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Product Officer

Dates of Service: December, 2021 - Present

Responsibilities: I run the product development team: Software development and IT Ops as well as product design. Salary: N/A

Other business experience in the past three years:

Employer: Curve10

Title: CEO

Dates of Service: January, 2017 - Present

Responsibilities: I run the strategy, product design and product development efforts on behalf of our clients as well as doing business development.

Name: Jonathan David McCoy

Jonathan David McCoy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Founder, Director

Dates of Service: April, 2020 - Present

Responsibilities: I am the proud Founder and CEO of WhiteFlag. I specialize in marketing, creativity, movement building, storytelling, fundraising, motivating, legal, management and relating to our user base. Salary: $93,000 and founder equity 50%+

Other business experience in the past three years:

Employer: Law Officer of Jonny McCoy

Title: President/Attorney

Dates of Service: May, 2013 - October, 2021

Responsibilities: Founder, President, and lead attorney for the Law Office of Jonny McCoy. Handled cases ranging from multi-million dollar civil rights to anti-corruption and business litigation.

Name: Roshni Patel

Roshni Patel's current primary role is with Novant Health . Roshni Patel currently services 5-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Impact Officer

Dates of Service: July, 2022 - Present

Responsibilities: As Chief Impact Officer, and a primary care physician, I offer insight into the needs from a consumer standpoint as well as the impact that we have on the current landscape in our society. This insight is true for business partnerships we are building, as well as potential user base expansion. No annual salary with currently invested at 0.84% and options for equity

Other business experience in the past three years:

Employer: Novant Health

Title: Physician

Dates of Service: February, 2007 - Present

Responsibilities: Primary care physician, part-time. Remaining time, I am Value Based Care Medical Director.

Name: Jessica Rose LoPresti

Jessica Rose LoPresti 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Medical Officer

Dates of Service: November, 2020 - Present

Responsibilities: As CMO I contribute to mental health social media and business content as well as ethics and safety oversight. No annual salary. 60,000 option shares with2% - fully vested by 2025.

Other business experience in the past three years:

Employer: Suffolk University

Title: Assistant Professor

Dates of Service: September, 2018 - Present

Responsibilities: Faculty

Name: Nathan Boyer

Nathan Boyer's current primary role is with Nate Boyer Inc. . Nathan Boyer currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief of Veterans Affairs

Dates of Service: August, 2022 - Present

Responsibilities: Chief of Veterans Affairs. Salary $12,000 and 1% equity. 60,000 option shares.

Other business experience in the past three years:

Employer: Nate Boyer Inc.

Title: CEO

Dates of Service: July, 2022 - Present

Responsibilities: Founder and CEO of Nate Boyer Inc.

Name: Justin Simmons

Justin Simmons 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Advisory Officer

Dates of Service: August, 2022 - Present

Responsibilities: Company ambassador to help raise awareness and help break the stigma surrounding mental health. $17,000 per year

Other business experience in the past three years:

Employer: Justin Simmons Foundation

Title: Founder

Dates of Service: February, 2020 - Present

Responsibilities: The Justin Simmons Foundation is dedicated to mentoring young people, promoting the benefits of youth sports, supporting youth education and other charitable initiatives.

Name: William Hammond Howard Jr.

William Hammond Howard Jr. 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO & Director

Dates of Service: January, 2023 - Present

Responsibilities: To help facilitate avenues of capital. No salary listed

Name: Trent Tinker

Trent Tinker's current primary role is with Open Geospatial Consortium. Trent Tinker currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, CTO, Director

Dates of Service: August, 2020 - Present

Responsibilities: Trent is the Co-Founder of WhiteFlag and CTO overseeing all technical aspects, software development, and managing the product roadmap. Trent does not currently receive salary compensation for this role.

Other business experience in the past three years:

Employer: Open Geospatial Consortium

Title: Director

Dates of Service: August, 2023 - Present

Responsibilities: Leads technical geospatial innovation initiatives working closely with government agencies. Assists with Business development bringing onboard new strategic members.

Other business experience in the past three years:

Employer: Hexagon US Federal

Title: Luciad Director

Dates of Service: March, 2019 - August, 2023

Responsibilities: Responsible for Luciad business unit and team including sales pipeline, revenue forecasting, software development, and customer success.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Jonathan McCoy

Amount and nature of Beneficial ownership: 4,500,000

Percent of class: 80.5771

RELATED PARTY TRANSACTIONS

Name of Entity: Jonathan David McCoy & Trent Tinker

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: During the Company borrowed money from the owners.

Material Terms: In 2021, the Company borrowed $214,475 from its shareholder, Jonathan David McCoy. The loan bears no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $214,475. In 2022, the Company borrowed $5,000 from its shareholder, Trent Tinker. The loan bears no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022, the outstanding balance of the loan is $5,000.

OUR SECURITIES

Common Stock

The amount of security authorized is 10,000,000 with a total of 4,700,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total number of shares outstanding on a fully diluted basis, 5,584,710 shares, includes 4,700,000 shares of Common Stock and 884,710 shares of Preferred Stock. This fully diluted figure does not include 1,551,500 shares of options (1,311,500 options and RSUs issued and outstanding and 240,000 shares available for issuance under the plan).

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $640,000.00

Maturity Date: April 01, 2025

Interest Rate: 7.0%

Discount Rate: 20.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: Option to convert on or by 4/1/2025

Material Rights

There are no material rights associated with Convertible Note.

Series Seed Preferred Stock

The amount of security authorized is 884,710 with a total of 884,710 outstanding.

Voting Rights

one vote per share

Material Rights

There are material rights associated with the Series Seed Preferred, including preferential payments in a liquidation, right to appoint a director and certain protective provisions.

SAFEs I -XVI

The security will convert into Preferred stock and the terms of the SAFEs I -XVI are outlined below:

Amount outstanding: $880,000.00

Interest Rate: %

Discount Rate: 80.0%

Valuation Cap: $30,000,000.00

Conversion Trigger: Equity Financing Event: a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

Material Rights

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with No Voting Rights The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on White Flag or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on White Flag could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 18, 2024.

WhiteFlag App, Inc.

By   /s/ *Patricia Pereira Felix Mccoy*

   Name: <u>WHITEFLAG APP INC</u>

   Title: COO

Exhibit A

FINANCIAL STATEMENTS

WHITEFLAG APP, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
WhiteFlag App, Inc.
Denver, Colorado

We have reviewed the accompanying financial statements of WhiteFlag App, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 15, 2023
Los Angeles, California

WHITEFLAG APP INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	53,149	$	107,493
Prepaids and Other Current Assets		-		5,202
Total Current Assets		**53,149**		**112,695**
Intangible Assets		90,419		-
Total Assets	$	**143,568**	$	**112,695**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	39,545	$	-
Shareholder Loan		219,475		214,475
Total Current Liabilities		**259,019**		**214,475**
Simple Agreement for Future Equity (SAFEs)		763,750		-
Total Liabilities		**1,022,769**		**214,475**
STOCKHOLDERS EQUITY				
Common Stock		47		47
Series Seed Preferred Stock		9		9
Additional Paid in Capital		1,001,794		774,944
Retained Earnings/(Accumulated Deficit)		(1,881,051)		(876,779)
Total Stockholders' Equity		**(879,201)**		**(101,780)**
Total Liabilities and Stockholders' Equity	$	**143,568**	$	**112,695**

See accompanying notes to financial statements.

WHITEFLAG APP INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2022**	**2021**
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	812,753	63,485
Research and Development	2,600	751,628
Sales and Marketing	131,401	61,679
Total operating expenses	946,755	876,792
Operating Income/(Loss)	(946,755)	(876,792)
Interest Expense	2,870	-
Other Loss/(Income)	54,647	(12)
Income/(Loss) before provision for income taxes	(1,004,272)	(876,779)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (1,004,272)**	**$ (876,779)**

See accompanying notes to financial statements.

WHITEFLAG APP INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Series Seed Stock		Additional Paid In	Retained earnings/	Total Shareholder
	Shares	Amount	Shares	Amount	Capital	(Accumulated Deficit)	Equity
Balance—December 31, 2020							
Issuance of Stock	**4,700,000**	**$ 47**	**857,063**	**$ 9**	**$ 774,944**		**$ 775,000**
Share-Based Compensation					-		-
Net income/(loss)						(876,779)	(876,779)
Balance—December 31, 2021	4,700,000	47	857,063	9	774,944	$ (876,779)	$ (101,780)
Issuance of Stock	-	-	27,647	0			0
Share-Based Compensation					226,850		226,850
Net income/(loss)						(1,004,272)	(1,004,272)
Balance—December 31, 2022	**4,700,000**	**$ 47**	**884,710**	**$ 9**	**$ 1,001,794**	**$ (1,881,051)**	**$ (879,201)**

See accompanying notes to financial statements.

WHITEFLAG APP INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,004,272)	$	(876,779)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of Intangibles		10,047		-
Share-based Compensation		226,850		-
Change in Fair Value of SAFEs		58,750		
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		5,202		(5,202)
Credit Cards		39,545		-
Net cash provided/(used) by operating activities		**(663,878)**		**(881,982)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(100,466)		-
Net cash provided/(used) in investing activities		**(100,466)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		0		775,000
Borrowing on Shareholder Loans		5,000		214,475
Borrowing on SAFEs		705,000		-
Net cash provided/(used) by financing activities		**710,000**		**989,474**
Change in Cash		(54,344)		107,493
Cash—beginning of year		107,493		-
Cash—end of year	**$**	**53,149**	**$**	**107,493**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	2,870	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

WHITEFLAG APP INC.

1.   NATURE OF OPERATIONS

WhiteFlag App Inc. was incorporated on April 16, 2021 in the state of Delaware. In April of 2021, the Company was merged with WhiteFlag Inc., a company incorporated on September 1, 2020 in the state of South Caroline. The surviving entity is WhiteFlag App Inc. The financial statements of WhiteFlag App Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Denver, Colorado.

WhiteFlag is a mental health app where a community of people can come together and connect with people of similar backgrounds and issues. Once connected by our unique algorithm, the users feel safe and judgment-free knowing that the person whom they are chatting with understands their pain, struggles, and problems.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its application developments costs which will be amortized over the expected period to be benefitted, which may be as long as ten years.

Income Taxes

WhiteFlag App, is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenue from mental health app where a community of people can come together and connect with people of similar backgrounds and issues.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $131,401 and $61,679, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 15, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Prepaid expenses	-	5,202
Total Prepaids and Other Current Ass $	-	$ 5,202

4. INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible asset consists of:

As of Year Ended December 31,	2022	2021
App Development Costs	$ 100,466	$ -
Intangible assets, at cost	100,466	-
Accumulated amortization	(10,047)	-
Intangible assets, Net	$ 90,419	$ -

Entire intangible assets have been amortized. Amortization expense for intangible assets for the fiscal year ended December 31, 2022 and 2021 was in the amount of $10,047 and $0 respectively.

The following table summarizes the estimated amortization expenses relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense
2023	$ (10,047)
2024	(10,047)
2025	(10,047)
2026	(10,047)
Thereafter	(50,233)
Total	$ (90,419)

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 4,700,000 shares were issued and outstanding, respectively.

Series Seed Preferred Stock

The Company is authorized to issue 884,710 shares of Series Seed Preferred Stock with a $0.00001 par value. As of December 31, 2022, and December 31, 2021, 884,710 and 857,063 shares of preferred shares were issued and outstanding, respectively.

6.   SHAREBASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 511,500 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	-	$ -	-
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	-	$ -	-
Exercisable Options at December 31, 2021	-	$ -	-
Granted	511,500	$ 3.19	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	511,500	$ 3.19	9.39
Exercisable Options at December 31, 2022	-	$ -	-

Stock option expenses for the years ended December 31, 2022 and December 31, 2021 was $226,850 and $0, respectively.

7.   DEBT

Owner Loans

During the Company borrowed money from the owners. The details of the loans from the owners are as follows:

Owner	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022			For the Year Ended December 2021		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Jonathan David McCoy	$ 214,475	0.00%	No set maturity	$ 214,475		$ 214,475	$ 214,475		$ 214,475
Trent Tinker	$ 5,000	0.00%	No set maturity	5,000		5,000	-		5,000
Total				$ 219,475	$ -	$ 219,475	$ 214,475	$ -	$ 219,475

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

| | | | | | As of Year Ended December 31, | |
SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount	2022	2021
Safes I - XV	$ 605,000	Fiscal Year 2022	$ 30,000,000	80%	$ 605,000	$ -
Safe XVI	$ 100,000	Fiscal Year 2022	$ 40,000,000	90%	$ 100,000	$ -
Change in Fair Value of SAFEs					$ 58,750	
Total SAFE(s)	**$ 705,000**				**$ 763,750**	**$ -**

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (255,085)	$ (51,220)
Valuation Allowance	255,085	51,220
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (306,305)	$ (51,220)
Valuation Allowance	306,305	51,220
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,205,925, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,205,925. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   RELATED PARTY

In 2021, the Company borrowed $214,475 from its shareholder, Jonathan David McCoy. The loan bears no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $214,475.

In 2022, the Company borrowed $5,000 from its shareholder, Trent Tinker. The loan bears no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022, the outstanding balance of the loan is $5,000.

10.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through May 15, 2023, which is the date the financial statements were available to be issued.

On March 21, 2023, the Company entered into a Convertible Note agreement in the amount of $850,000. The note bears an interest rate of 7% per annum and maturity date is set on April 1, 2025.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $946,755, an operating cash flow loss of $663,878, and liquid assets in cash of $53,149, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

I, JONATHAN DAVID MCCOY, the CEO of WHITEFLAG APP INC, hereby certify that the financial statements of WHITEFLAG APP INC and notes thereto for the periods ending 12/31/2022 and 12/31/2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

WHITEFLAG APP INC has not yet filed its federal tax return for 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 16, 2024.

Jonathan McCoy

Chief Executive Officer

4/16/2024

Whiteflag App Inc

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	54,300.62
Savings	5,742.59
Total Bank Accounts	**$60,043.21**
Other Current Assets	
PPD Payroll	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$60,043.21**
Other Assets	
App Development Costs	153,302.75
Due from Jonny McCoy	761.12
Total Other Assets	**$154,063.87**
TOTAL ASSETS	**$214,107.08**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
B of A Credit Card	36,866.96
Total Credit Cards	**$36,866.96**
Other Current Liabilities	
Accrued Payroll	0.00
Due to Jonny McCoy	222,720.52
Due to Trent	5,194.11
Total Other Current Liabilities	**$227,914.63**
Total Current Liabilities	**$264,781.59**
Long-Term Liabilities	
Convertible Shares	1,862,954.63
Total Long-Term Liabilities	**$1,862,954.63**
Total Liabilities	**$2,127,736.22**
Equity	
Additional Paid-in-Capital	259,093.00
Preferred Stock - Series Seed	774,999.61
Retained Earnings	-1,835,570.20
Net Income	-1,112,151.55
Total Equity	**$ -1,913,629.14**
TOTAL LIABILITIES AND EQUITY	**$214,107.08**

Whiteflag App Inc

Profit and Loss

January - December 2023

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Accounting Fees	10,650.00
Advertising & Marketing	36,656.52
Advisor Fees - Stock-Based	6,782.00
App Development Expense	145,917.44
Ask My Accountant	8,094.99
Bank Charges & Fees	217.00
Car & Truck	900.89
Contractors	153,376.74
Insurance	63,834.88
Legal & Professional Services	20,524.00
Meals & Entertainment	20,045.25
Office Supplies & Software	31,527.02
Payroll Expense	390,986.71
Payroll Fees	14,530.03
Payroll Taxes	35,471.88
Reimbursable Expenses	7,971.41
Rent & Lease	2,515.25
Software	39,906.47
Stock-Based Compensation - Employees	17,767.81
Taxes & Licenses	4,473.27
Temporary Staffing	41,565.01
Travel	44,930.50
Uncategorized Expense	34.08
Total Expenses	**$1,098,679.15**
NET OPERATING INCOME	**$ -1,098,679.15**
Other Income	
Credit Card Rewards	2,170.67
Interest Income	14.72
Total Other Income	**$2,185.39**
Other Expenses	
Interest Paid	14,811.47
Other Miscellaneous Expense	846.32
Total Other Expenses	**$15,657.79**
NET OTHER INCOME	**$ -13,472.40**
NET INCOME	**$ -1,112,151.55**

Whiteflag App Inc

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,112,151.55
Adjustments to reconcile Net Income to Net Cash provided by operations:	
PPD Payroll	0.00
B of A Credit Card	-3,916.94
Accrued Payroll	-16,751.77
Due to Jonny McCoy	3,019.73
Due to Trent	95.09
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-17,553.89**
Net cash provided by operating activities	**$ -1,129,705.44**
INVESTING ACTIVITIES	
App Development Costs	-52,836.99
Due from Jonny McCoy	-761.12
Net cash provided by investing activities	**$ -53,598.11**
FINANCING ACTIVITIES	
Convertible Shares	1,157,954.83
Additional Paid-in-Capital	32,243.00
Net cash provided by financing activities	**$1,190,197.83**
NET CASH INCREASE FOR PERIOD	**$6,894.28**
Cash at beginning of period	53,148.93
CASH AT END OF PERIOD	**$60,043.21**

CERTIFICATION

I, Patricia Pereira Felix Mccoy, Principal Executive Officer of WhiteFlag App, Inc., hereby certify that the financial statements of WhiteFlag App, Inc. included in this Report are true and complete in all material respects.

Patricia Pereira Felix Mccoy

COO